EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Six Months Ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$19,284		$19,381		$37,330		$105,905
Add: Fixed charges, net	15,113		13,316		29,481		25,537
Income before income taxes and fixed charges, net	34,397		32,697		66,811		131,442
Fixed charges
Interest expense	$14,365		$12,760		$28,333		$24,640
One-third of rental expense	748		556		1,148		897
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$15,113		$13,316		$29,481		$25,537
Ratio of Earnings to Fixed Charges	2.28	x	2.46	x	2.27	x	5.15	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$19,284		$19,381		$37,330		$105,905
Add: Fixed charges, net	5,604		5,719		10,465		11,146
Income before income taxes and fixed charges, net	24,888		25,100		47,795		117,051
Fixed charges
Interest expense (excluding deposits)	4,856		5,163		9,317		10,249
One-third of rental expense	748		556		1,148		897
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$5,604		$5,719		$10,465		$11,146
Ratio of Earnings to Fixed Charges	4.44	x	4.39	x	4.57	x	10.50	x